SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

Current Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 30, 2003

THE GOODYEAR TIRE & RUBBER COMPANY
(Exact name of registrant as specified in its charter)

Ohio	1-1927	34-0253240
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1144 East Market Street, Akron, Ohio	44316-0001
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (330) 796-2121

Item 7. Exhibits

Designation of Exhibits in this Report	Description of Exhibit
99.1	News Release dated July 30, 2003.

Item 12. Results of Operations and Financial Condition.

A copy of the news release issued by The Goodyear Tire & Rubber Company on Wednesday, July 30, 2003, describing its results of operations for the quarter ended June 30, 2003, is attached hereto as Exhibit 99.1.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE GOODYEAR TIRE & RUBBER COMPANY

Date: July 30, 2003   By   /s/ Robert W. Tieken

Robert W. Tieken
Executive Vice President and
Chief Financial Officer

Exhibit Index

99.1	News Release dated July 30, 2003.